UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 23, 2023

Murphy Canyon Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41245	87-3272543
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4995 Murphy Canyon Road, Suite 300 San Diego, California	92123
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 760-471-8536

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	MURFU	The Nasdaq Stock Market LLC

Class A Common Stock, par value $0.0001 per share	MURF	The Nasdaq Stock Market LLC

Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	MURFW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

Prospectus Supplement for the Special Meeting of Stockholders to be Held on September 7, 2023

On August 23, 2023, Murphy Canyon Acquisition Corp. (the “Company”) filed with the U.S. Securities and Exchange Commission (the “SEC”) a prospectus supplement on Form 424(b)(3) (the “Prospectus Supplement”) to amend and supplement the information included in the prospectus dated August 11, 2023 (the “Prospectus”), which forms a part of the Registration Statement of the Company on Form S-4 (the “Registration Statement”). The Prospectus Supplement:

●	provides an Amended and Restated Notice of Special Meeting of Stockholders;
●	revises the order of the subproposals relating to approval of amendments to MURF’s current amended and restated certificate of incorporation appearing in the Notice of Special Meeting of Stockholders and in the sections: “Summary on the Material Terms of the Transactions”, “Questions and Answers About the Business Combination and Proposals”, “Summary of the Proxy Statement/Prospectus”, “Special Meeting of MURF Stockholders”, “Charter Amendments Proposal”, and “Advisory Charter Amendments Proposals” to conform with the order of subproposals on the proxy card; and
●	provides a revised proxy card that includes, in conformity with the Prospectus, Charter Amendment Proposal F to require that stockholders only act at annual and special meetings of the corporation and not by written consent.

Other than the above-described amendments, which are set forth in detail within the Prospectus Supplement to the Prospectus, the revisions do not alter any other aspects of the Prospectus. The Prospectus Supplement is not complete without the Prospectus. The Prospectus Supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information in the Prospectus Supplement updates or supersedes the information contained in the Prospectus.

Reference is made to the Prospectus Supplement and revised proxy card, which are filed as Exhibits 99.1 and 99.2 to this Current Report on Form 8-K and are incorporated by reference in this Item 8.01.

Important Information for Investors and Stockholders and Where to Find It

In connection with the transactions described herein, Murphy Canyon filed the Registration Statement that includes a proxy statement with respect to the stockholder meeting of Murphy Canyon and a prospectus with respect to securities of the combined company. The proxy statement/prospectus was sent to all Murphy Canyon stockholders. Murphy Canyon will also file other documents regarding the proposed Business Combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITIES HOLDERS OF MURPHY CANYON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

Investors and securities holders are able to obtain free copies of the Registration Statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Murphy Canyon through the website maintained by the SEC at https://sec.gov/. In addition, the documents filed by Murphy Canyon may be obtained free of charge from Murphy Canyon’s website at https://murphycanyonac.com or by written request to info@murphycanyonac.com. Additional information about the Business Combination, including a copy of the agreement and plan of merger (the “Business Combination Agreement”) by and among the Company, Conduit and Conduit Merger Sub, Inc., a Cayman Islands exempted company and a wholly owned subsidiary of the Company and investor presentations, were provided in Current Reports on Form 8-K filed by Murphy Canyon with the SEC which can be accessed at www.sec.gov as well as online at https://murphycanyonac.com.

Participants in Solicitation

Murphy Canyon, Conduit, and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Murphy Canyon’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of Murphy Canyon’s directors and officers in Murphy Canyon’s filings with the SEC, including Murphy Canyon’s initial public offering prospectus, which was filed with the SEC on February 2, 2022, Murphy Canyon’s subsequent quarterly reports on Form 10-Q, annual reports on Form 10-K and the Registration Statement. To the extent that holdings of Murphy Canyon’s securities by Murphy Canyon’s insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Murphy Canyon’s stockholders in connection with the business combination are included in the proxy statement/prospectus relating to the proposed business combination. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of Murphy Canyon or Conduit, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This Form 8-K, exhibit hereto and information incorporated by reference herein, contain certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Murphy Canyon and Conduit. All statements other than statements of historical facts contained in this Form 8-K, exhibit hereto and information incorporated by reference herein, including statements regarding Murphy Canyon or Conduit’s future results of operations and financial position, the amount of cash expected to be available to Conduit after the closing and giving effect to any redemptions by Murphy Canyon’s stockholders, Conduit’s business strategy, prospective product candidates, product approvals, research and development costs, timing and likelihood of success, plans and objectives of management for future operations, future results of current and anticipated product candidates, and expected use of proceeds, are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following risks relating to the proposed transaction: the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Murphy Canyon’s securities; the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of Murphy Canyon or other conditions to closing in the Business Combination Agreement; the inability to obtain or maintain the listing of Murphy Canyon’s common stock on Nasdaq following the Business Combination; the risk that the Business Combination disrupts current plans and operations of Conduit as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth economically and hire and retain key employees; the risks that Conduit’s product candidates in development fail clinical trials or are not approved by the U.S. Food and Drug Administration or other applicable authorities; costs related to the Business Combination; changes in applicable laws or regulations; the possibility that Murphy Canyon or Conduit may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties to be identified in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in other filings with the SEC made by Murphy Canyon. Moreover, Conduit operates in a very competitive and rapidly changing environment. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond Murphy Canyon’s and Conduit’s control, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law. Murphy Canyon and Conduit assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Murphy Canyon nor Conduit gives any assurance that either Murphy Canyon or Conduit or the combined company will achieve its expectations.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Prospectus Supplement, dated August 23, 2023, to the prospectus/proxy statement dated August 11, 2023, which forms a part of the Registration Statement of Murphy Canyon Acquisition Corp. on Form S-4.
99.2	Revised Proxy Card
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 23, 2023	MURPHY CANYON ACQUISITION CORP.

	By:	/s/ Jack K. Heilbron
	Name:	Jack K. Heilbron
	Title:	Chief Executive Officer